ASML Supervisory Board Intends to Nominate New Members to the Supervisory Board

VELDHOVEN, the Netherlands, February 1, 2005 – The Supervisory Board of ASML Holding NV (ASML) today announced its intention to nominate two candidates to be appointed and one candidate to be re-appointed to the Supervisory Board by the Annual General Meeting of Shareholders, which is scheduled to be held on March 24, 2005.

The Supervisory Board intends to nominate Mr. O.B. (OB) Bilous, who has held various management positions with IBM until 2000. Mr. Bilous is currently Chairman of the Board of Sematech, a consortium of international semiconductor companies. Nomination is subject to certain approvals. Mr. Bilous is the intended successor of Dr. M.J. (Mike) Attardo, who will resign as Supervisory Board member effective March 2005.

Furthermore, the Supervisory Board intends to nominate Mrs. H.C.J. (Ieke) van den Burg, who is member of the European Parliament for the Dutch Social-Democratic Party (PvdA). Previously, Mrs. Van den Burg was member of the Leading Executive of the Dutch Confederation Trade Unions. Mrs. Van den Burg’s intended nomination has been proposed by the ASML Netherlands B.V. Works Council, in accordance with the strengthened recommendation right of the Works Council.

Finally, the Supervisory Board intends to nominate for re-appointment Mr. J.W.B. (Jos) Westerburgen. Mr. Westerburgen has served on ASML’s Supervisory Board since March 2002.

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML Tom McGuire Vice President Communications corpcom@asml.com tel: +31.40.268.5758 fax: +31.40.268.3655

ASML Elizabeth Kitchener Director Corporate Communications corpcom@asml.com tel:+1.203.761.6300 fax: +1.203.761.4207

ASML Craig DeYoung Vice President Investor Relations craig.deyoung@asml.com tel:+1.480.383.4005 fax: +1.480.383.3976

ASML Franki D'Hoore Director European Investor Relations & EU Affairs franki.dhoore@asml.com tel: +31.40.268.6494 fax: +31.40.268.3655